UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 24 February 2020

Kazia Therapeutics Limited Appendix 4D Half-year report

1.	Company details

Name of entity:	Kazia Therapeutics Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2019
Previous period:	For the half-year ended 31 December 2018

2.	Results for announcement to the market

				$
Revenues from ordinary activities	down	100.0	% to	—
Loss from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	down	2.4	% to	(5,881,185)
Loss for the half-year attributable to the owners of Kazia Therapeutics Limited	down	2.4	% to	(5,881,185)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax amounted to $5,881,185 (31 December 2018: $6,028,195).

Operating revenue for the half year ended 31 December 2019 was $32,561 compared with $28,831 for the previous comparable period, and operating expenses for the half year ended 31 December 2019 amounted to $2,325,319 (December 2018: $2,085,992). In addition, the prior period was also negatively impacted by a non-cash fair value loss of $1,580,974 on shares and options held, with the equivalent current period charge being only $167,814.

The loss for the half year ended 31 December 2019 includes Research and Development spending of $4,195,392 compared with $3,707,978 for the half year ended 31 December 2018.

The consolidated entity’s current assets at 31 December 2019 were $7,547,399 (June 2019: $7,514,175), with current liabilities of $3,091,372 (June 2019: $1,900,292).

Other income of $625,681 was earned in the current financial period, compared with $1,168,820 in the half year ended 31 December 2018. The primary component of this balance is the Company’s R&D cash rebate claim.

3.	Net tangible assets

	Reporting period Cents	Previous period Cents
Net tangible assets per ordinary security	(1.06)	1.13

4.	Control gained over entities

Not applicable.

Kazia Therapeutics Limited Appendix 4D Half-year report

5.	Loss of control over entities

Not applicable.

6.	Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7.	Dividend reinvestment plans

Not applicable.

8.	Details of associates and joint venture entities

Not applicable.

9.	Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10.	Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half Yearly Report.

11.	Attachments

Details of attachments (if any):

The Half Yearly Report of Kazia Therapeutics Limited for the half-year ended 31 December 2019 is attached.

Kazia Therapeutics Limited Appendix 4D Half-year report

12.	Signed

Signed	/s/ Iain Ross	Date: 20 February 2020

Kazia Therapeutics Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2019

Kazia Therapeutics Limited Directors’ report 31 December 2019

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2019.

Directors

The following persons were directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Bryce Carmine

Steven Coffey

James Garner

Iain Ross

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $5,881,185 (31 December 2018: $6,028,195).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2019.

Cash resources

At 31 December 2019, the consolidated entity had total funds of $6,436,201 comprising cash in hand and at bank of $1,336,201 and short term deposits of $5,100,000.

Research and development report

The lead R&D program for the consolidated entity is paxalisib (formerly known as GDC-0084), a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech, Inc. in October 2016. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human clinical data.

Paxalisib is protected by granted or pending composition-of-matter patents in all commercially relevant territories. Loss of exclusivity varies between territories, but is no earlier than 2030 in any territory. Paxalisib was granted Orphan Drug Designation by the US FDA in February 2018.

Paxalisib has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma (NCT01547546), which showed the drug to be generally safe and well-tolerated, and which provided pharmacodynamic proof of concept and signals of potential clinical activity. This study has been accepted for publication in Clinical Cancer Research, and is expected to be published in 1Q CY2020.

During the period, the company continued to recruit a phase II clinical trial of paxalisib in patients with newly-diagnosed glioblastoma and unmethylated MGMT promotor status (NCT03522298), which is the target commercial population. This study reported interim data in November 2019, showing a strong signal of potential clinical activity. The study remains ongoing, and further data is anticipated in 2Q CY2020.

Kazia Therapeutics Limited Directors’ report 31 December 2019

Two investigator-initiated studies continued to progress during the period: a phase I study with paxalisib in diffuse intrinsic pontine glioma (DIPG) at St Jude Children’s Research Hospital in Memphis, TN (NCT03696355), and a phase II study with paxalisib in HER2+ breast cancer brain metastases at Dana-Farber Cancer Institute in Boston, MA (NCT03765983).

Two additional investigator-initiated studies commenced recruitment during the period: a phase II multi-drug, genomically-guided study in brain metastases run by the Alliance for Clinical Trials in Oncology (NCT03994796), and a phase I study with paxalisib in combination with radiotherapy for brain metastases at Memorial Sloan Kettering Cancer Center in New York, NY (NCT04192981).

The consolidated entity is also developing Cantrixil (TRX-E-002-1), a small-molecule agent arising from an in-house discovery program. Through a collaboration with researchers at Yale University, Cantrixil has shown in vitro and in vivo activity against both differentiated cancer cells and cancer stem cells (sometimes referred to as tumour-initiating cells), which are believed to be an important contributor to chemotherapy resistance and disease recurrence. Cantrixil commenced a phase I clinical trial in patients with recurrent or refractory ovarian cancer in December 2016. Interim data was presented in September 2019, showing evidence of clinical efficacy. The study is expected to conclude in CY2020.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

No matter or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Iain Ross

Iain Ross

Chairman

20 February 2020

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Kazia Therapeutics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Kazia Therapeutics Limited for the half year ended 31 December 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner - Audit & Assurance

Sydney, 20 February 2020

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited Contents 31 December 2019

General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 20 February 2020.

Kazia Therapeutics Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2019

		Consolidated
	Note	December 2019 $	December 2018 $

Revenue		—	28,831
Other income	4	625,681	1,168,820
Finance Income		32,561	—
Expenses
Research and development expense		(4,195,392)	(3,707,978)
General and administrative expense		(2,325,319)	(2,085,992)
Fair value losses on financial assets at fair value through profit or loss		(167,814)	(1,580,974)

Loss before income tax benefit		(6,030,283)	(6,177,293)
Income tax benefit		149,098	149,098

Loss after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		(5,881,185)	(6,028,195)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(186)	(88,841)

Other comprehensive income for the half-year, net of tax		(186)	(88,841)

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		(5,881,371)	(6,117,036)

		Cents	Cents
Basic earnings per share	16	(8.981)	(11.392)
Diluted earnings per share	16	(8.981)	(11.392)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of financial position As at 31 December 2019

		Consolidated
	Note	December 2019	June 2019
		$	$
Assets
Current assets
Cash and cash equivalents	6	6,436,201	5,433,868
Trade and other receivables	7	930,007	1,710,703
Other assets	8	181,191	369,604

Total current assets		7,547,399	7,514,175

Non-current assets
Financial assets	9	—	167,814
Intangibles	10	12,952,311	13,494,483

Total non-current assets		12,952,311	13,662,297

Total assets		20,499,710	21,176,472

Liabilities
Current liabilities
Trade and other payables		2,937,084	1,763,940
Provision		154,288	136,352

Total current liabilities		3,091,372	1,900,292

Non-current liabilities
Deferred tax	11	3,561,885	3,710,983
Contingent consideration	12	1,591,123	1,370,431

Total non-current liabilities		5,153,008	5,081,414

Total liabilities		8,244,380	6,981,706

Net assets		12,255,330	14,194,766

Equity
Contributed equity	13	40,380,057	36,641,519
Other contributed equity		464,000	464,000
Reserves		2,240,664	2,037,453
Accumulated losses		(30,829,391)	(24,948,206)

Total equity		12,255,330	14,194,766

The above statement of financial position should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of changes in equity For the half-year ended 31 December 2019

Consolidated	Issued capital $	Other contributed equity $	Share based payment reserve $	Foreign currency translation reserve $	Accumulated losses $	Total equity $

Balance at 1 July 2018	31,575,824	464,000	2,242,734	(362,682)	(14,677,942)	19,241,934
Loss after income tax benefit for the half-year	—	—	—	—	(6,028,195)	(6,028,195)
Other comprehensive income for the half-year, net of tax	—	—	—	(88,841)	—	(88,841)

Total comprehensive income for the half-year	—	—	—	(88,841)	(6,028,195)	(6,117,036)
Share based payments	—	—	174,727	—	—	174,727
Issue of shares	5,405,760	—	—	—	—	5,405,760
Share issue costs	(340,065)	—	—	—	—	(340,065)

Balance at 31 December 2018	36,641,519	464,000	2,417,461	(451,523)	(20,706,137)	18,365,320

				Foreign
		Other	Share based	currency
	Issued	contributed	payment	translation	Accumulated
	capital	equity	reserve	reserve	losses	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2019	36,641,519	464,000	2,489,121	(451,668)	(24,948,206)	14,194,766
Loss after income tax benefit for the half-year	—	—	—	—	(5,881,185)	(5,881,185)
Other comprehensive income for the half-year, net of tax	—	—	—	(186)	—	(186)

Total comprehensive income for the half-year	—	—	—	(186)	(5,881,185)	(5,881,371)
Share based payments	—	—	203,397	—	—	203,397
Issue of shares	4,000,000	—	—	—	—	4,000,000
Share issue costs	(261,462)	—	—	—	—	(261,462)

Balance at 31 December 2019	40,380,057	464,000	2,692,518	(451,854)	(30,829,391)	12,255,330

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Statement of cash flows For the half-year ended 31 December 2019

		Consolidated
	Note	December 2019	December 2018
		$	$
Cash flows from operating activities
Loss after income tax benefit for the half-year		(5,881,185)	(6,028,195)
Adjustments for:
Depreciation and amortisation		542,172	542,277
Net loss on disposal of property, plant and equipment		—	1,076
Net fair value loss on financial assets		167,814	1,592,134
Share-based payments		203,398	174,727
Foreign exchange differences		—	(95,951)
(Gain)/loss on revaluation of contingent consideration		220,692	(364,587)

		(4,747,109)	(4,178,519)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		780,695	(717,799)
Decrease in prepayments		188,413	623,875
Increase in trade and other payables		1,172,958	226,869
Decrease in deferred tax liabilities		(149,098)	(149,098)
Increase/(decrease) in employee benefits		17,936	(27,878)
Increase in unearned Revenue		—	(138,188)

Net cash used in operating activities		(2,736,205)	(4,360,738)

Cash flows from investing activities
Net cash from investing activities		—	—

Cash flows from financing activities
Proceeds from issue of shares	13	3,738,538	3,815,695

Net cash from financing activities		3,738,538	3,815,695

Net increase/(decrease) in cash and cash equivalents		1,002,333	(545,043)
Cash and cash equivalents at the beginning of the financial half-year		5,433,868	5,956,182

Cash and cash equivalents at the end of the financial half-year		6,436,201	5,411,139

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2019 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

The new policies outlined below only apply to the current period. Policies in the last annual report apply to the comparative period.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 16 Leases

General impact of application of AASB 16 Leases

AASB 16 has been applied from 1 July 2019. The standard introduces new requirements with respect to lease accounting by removing the distinction between operating and finance leases, requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases except for short-term leases, being those less than 12 months, and leases of low-value assets.

Impact of the definition of a new lease

The change in definition of a lease mainly relates to the concept of control. AASB 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. The consolidated entity has applied this definition to all lease contracts currently held.

Accounting policy for leases

Under AASB 16, leases are accounted for as follows:

•	Right-of-use assets and lease liabilities are recognised in the consolidated statement of financial position, initially measured at the present value of future lease payments;
•	Depreciation on right-of-use assets and interest on lease liabilities are recognised in the consolidated statement of profit or loss; and
•

The total amount of cash paid under lease arrangements is separated into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement.

Lease incentives under AASB 16 are recognised as part of the measurement of right-of-use assets and lease liabilities.

Under AASB 16, right-of-use assets are tested for impairment in accordance with AASB 136 Impairment of Assets. This replaces the previous requirement to recognise a provision for onerous lease contracts.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 1. Significant accounting policies (continued)

For short-term leases (lease term of 12 months or less) and leases of low-value assets, the consolidated entity has opted to recognise a lease expense on a straight-line basis as permitted by AASB 16. This expense is presented within other expenses in the consolidated statement of profit or loss.

As the consolidated entity is not party to any material leases with a term in excess of 12 months, the adoption of the new standard has not had a material impact on the current period.

IFRIC 23 Uncertain tax positions

Interpretation 23 clarified the application of the recognition and measurement criteria in AASB 112 Income Taxes (AASB 112) where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgments are reassessed as and when new facts and circumstances are presented.

Interpretation 23 is effective for the Group’s annual financial reporting period beginning on 1 July 2019. The consolidated entity does not recognise tax losses therefore there is no impact on the current period.

Going concern

During the half year ended 31 December 2019 the consolidated entity experienced net cash outflows from operating activities of $2,736,205 (December 2018: $4,360,738) and incurred a loss after tax of $5,881,185 (December 2018: $6,028,195).

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Note 2. Critical accounting judgements, estimates and assumptions

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2019.

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 3. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 4. Other income

	Consolidated
	December 2019	December 2018
	$	$

Net foreign exchange gain	—	64,820
Gain on revaluation of contingent consideration	—	364,587
Government grants	1,859	—
Subsidies and grants	10,000	9,413
Research and development rebate	613,822	730,000

Other income	625,681	1,168,820

Note 5. Expenses

	Consolidated
	December 2019	December 2018
	$	$

Loss before income tax includes the following specific expenses:
Depreciation
Property, plant and equipment	—	103

Amortisation
GDC licensing agreement	542,172	542,174

Total depreciation and amortisation	542,172	542,277

Superannuation expense
Defined contribution superannuation expense	79,468	71,129

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	854,437	791,429

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 6. Current assets - cash and cash equivalents

	Consolidated
	December 2019	June 2019
	$	$

Cash at bank and on hand	1,336,201	833,868
Short-term deposits	5,100,000	4,600,000

	6,436,201	5,433,868

Note 7. Current assets - trade and other receivables

	Consolidated
	December 2019	June 2019
	$	$

Trade receivables	—	16,767
R&D tax rebate receivable	662,990	1,439,825
Less: Allowance for expected credit losses	—	(16,767)

	662,990	1,439,825

GST refundable	109,607	112,017
Deposit paid	557,154	563,982
Provision for impairment of deposit paid	(399,744)	(405,121)

	930,007	1,710,703

Note 8. Current assets - Other assets

	Consolidated
	December 2019	June 2019
	$	$

Prepayments	181,191	369,604

Note 9. Non-current assets - Financial assets

	Consolidated
	December 2019	June 2019
	$	$

Listed ordinary shares - FVTPL	—	25,014
Unlisted shares and options - FVTPL	—	142,800

	—	167,814

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 10. Non-current assets - intangibles

	Consolidated
	December 2019	June 2019
	$	$

Patents and trademarks - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(2,850,517)	(2,850,517)

	—	—

Licensing agreement - at acquired fair value	16,407,788	16,407,788
Less: Accumulated amortisation	(3,455,477)	(2,913,305)

	12,952,311	13,494,483

	12,952,311	13,494,483

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	GDC
	licensing
	agreement	Total
Consolidated	$	$

Balance at 1 July 2019	13,494,483	13,494,483
Amortisation expense	(542,172)	(542,172)

Balance at 31 December 2019	12,952,311	12,952,311

Note 11. Non-current liabilities - deferred tax

	Consolidated
	December 2019	June 2019
	$	$

Deferred tax liability	3,561,885	3,710,983

Amount expected to be settled within 12 months	298,195	298,195
Amount expected to be settled after more than 12 months	3,263,690	3,412,788

	3,561,885	3,710,983

Movements:
Opening balance	3,710,983	4,009,178
Credited to profit or loss	(149,098)	(298,195)

Closing balance	3,561,885	3,710,983

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019

Note 12. Non-current liabilities - Contingent consideration

	Consolidated
	December 2019	June 2019
	$	$

Contingent consideration	1,591,123	1,370,431

A portion of the discount applied to anticipated future payments has unwound, with the resultant loss on contingent consideration being recognised in profit and loss. At period end none of the remaining milestones are expected to be triggered within a 12 month period and accordingly only a non-current liability remains in respect of contingent consideration.

Note 13. Equity - contributed equity

		Consolidated
	December 2019	June 2019	December 2019	June 2019
	Shares	Shares	$	$

Ordinary shares - fully paid	72,166,673	62,166,673	40,380,057	36,641,519

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2019	62,166,673		36,641,519
Share placement	1 November 2019	10,000,000	$0.400	4,000,000
Share issue transaction costs		—	$0.000	(261,462)

Balance	31 December 2019	72,166,673		40,380,057

Share buy-back

There is no current on-market share buy-back.

Note 14. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Note 15. Events after the reporting period

No matter or circumstance has arisen since 31 December 2019 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 16. Earnings per share

	Consolidated
	December 2019	December 2018
	$	$

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(5,881,185)	(6,028,195)

Kazia Therapeutics Limited Notes to the financial statements 31 December 2019 Note 16. Earnings per share (continued)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	65,481,890	52,916,466

Weighted average number of ordinary shares used in calculating diluted earnings per share	65,481,890	52,916,466

	Cents	Cents
Basic earnings per share	(8.981)	(11.392)
Diluted earnings per share	(8.981)	(11.392)

1,856,999 unlisted convertible notes with a face value of $464,000, 5,431,667 unlisted options and 3,148,400 listed options have been excluded from the above calculations as they were anti-dilutive.

Kazia Therapeutics Limited Directors’ declaration 31 December 2019

In the directors’ opinion:

•

the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•

the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2019 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Iain Ross

Iain Ross

Chairman

20 February 2020

Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Kazia Therapeutics Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2019 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Kazia Therapeutics Limited does not give a true and fair view of the financial position of the Group as at 31 December 2019, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Material uncertainty related to going concern

We draw attention to Note 1 in the financial report, which indicates that the Group incurred a loss after tax of $5,881,185 and incurred net operating cash outflows of $2,736,205 for the half year ended on that date. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors’ responsibility for the half year financial report

The Directors of the Group are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Kazia Therapeutics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner – Audit & Assurance

Sydney, 20 February 2020